EXHIBIT 1


              XOMA REPORTS SECOND QUARTER 1997 FINANCIAL POSITION
          Outlines progress in Neuprex(TM) and clinical hull24 studies

Berkeley, CA -- August 14, 1997 -- XOMA Corporation (Nasdaq: XOMA) today announced financial results for the second quarter of 1997.

XOMA's net loss for the three months ended June 30, 1997 was $8.7 million ($0.22 per share) compared with $5.0 million ($0.16 per share) in the second quarter of 1996. The difference between the two quarters reflects a one-time $3.0 million revenue item from a technology license in second quarter 1996, as well as increased R&D spending on Neuprex(TM) clinical trials and on hull24 development. The company's cash and short-term investments at June 30, 1997 totaled $31.4 million.

Financing

Today XOMA also concluded a private financing for $12.5 million in the form of 5% convertible preferred stock. The same investors have also committed to provide additional financing of up to $12.5 million at XOMA's option, subject to certain conditions. The principal investors include Southbrook International Investments, Ltd; HBK Investments, LP; the Brown Simpson Strategic Growth Fund, LP; and an affiliate of Credit Suisse First Boston. Brown Simpson Asset Management, LLC served as advisor to the investors in connection with the transaction. Shipley Raidy Capital Partners, LP, acted as placement agent on behalf of XOMA.

Conversions to common stock will be based on the price of XOMA common stock at the time of conversion. There is no initial discount on the conversion price, but a discount of 2% will be added for each month the preferred stock is held, up to a maximum discount of 12%. No conversions will be permitted below a price of $7.80 for the first 60 days. The maximum conversion price for the first six months is $9.10. There are certain restrictions on the volume of sales of underlying common stock by the investors. The investors also received three-year warrants to purchase up to a total of 432,000 shares at a price of $10.00. The additional funding commitment also provides for limits on conversion price and trading and additional warrants, all based on the market price of XOMA common stock at the time of such funding is provided.

"This financing is consistent with our stated intention to maintain at lease one year's worth of cash while, so far as we can, minimizing dilution," said Peter Davis, chief financial officer of XOMA. "The structure of the deal provides important protection against conversions at prices unfavorable to the company, and enables us to capture some benefit in the event of favorable future clinical or other developments."

Clinical Progress

Following a recent meeting with the FDA to review results of its 400-patient Phase II study in patients suffering hemorrhage due to trauma, XOMA is finalizing its plans to start Phase III testing. Details of trial design will be released at the start of the trial. Phase II trial results will be presented at the Vienna Shock Forum, November 8-11, 1997, in Vienna, Austria.

Enrollment in the Phase III pivotal trial testing Neuprex(TM) in severe pediatric meningococcemia patients has been higher than anticipated. This trial should be completed in 1998. In addition, XOMA anticipates completing its ongoing Phase II trial in patients undergoing partial hepatectomy by around year-end 1997.

XOMA has started a new series of clinical studies investigating the use of Neuprex(TM) in cystic fibrosis patients. These patients experience recurring lung infections, and because of repeated antibiotic treatments, their bacteria become resistant to most antibiotics. A "natural history" study, collecting data from cystic fibrosis patients who receive the current standard of care, is near completion, and a follow-on pharmacokinetics study is expected to begin enrolling patients this fall.

A Phase IA single-dose, dose-escalation, study for the hull24 product (being developed in collaboration with Genentech), is proceeding in psoriasis patients and a Phase IB multi-dose escalation study should begin shortly. Additional trial sites are being added in Canada to increase enrollment. An organ transplant study is planned later in 1997.

"We are pleased with how the Neuprex(TM) and hull24 clinical programs are proceeding," said Jack Castello, chairman, president and CEO of XOMA. "We're particularly looking forward to the start of our two upcoming Neuprex(TM) trials in trauma and cystic fibrosis."

Licensing Activities

In addition to previously announced agreements to license XOMA's bacterial cell expression technology for production of recombinant pharmaceuticals, the company concluded a licensing arrangement with the Hoechst Group during the second quarter. This brings to eleven the number of such agreements.

In another development, IDEC Pharmaceuticals (Nasdaq: IDPH) recently received a unanimous recommendation from an FDA advisory committee for marketing clearance of IDEC's Rituxam(TM) antibody to treat relapsed or refractory, low-grade or follicular non-Hodgkin's B-cell lymphoma. XOMA is entitled to royalties from sales of Rituxan(TM), under an exclusive license relating to XOMA's patented IgG1 anti-CD20 chimeric antibodies.

XOMA Corporation is a biopharmaceutical company developing products to treat infectious diseases, serious infectious complications of traumatic injury and surgery, and immunological disorders. XOMA is focused on accelerated development of pharmaceutical products derived from BPI (bactericidal/ permeability-increasing protein). Discovered in white blood cells in 1978 by Drs. Peter Elsbach and Jerrold Weiss at New York University Medical Center
(NYU), BPI is a host-defense protein that kills bacteria, binds to, neutralizes and accelerates clearance of endotoxin (a poisonous component of gram-negative bacteria), enhances the effectiveness of many antibiotics and inhibits angiogenesis (the formation of blood vessels). XOMA is developing a pipeline of pharmaceutical products from BPI that take advantage of the molecule's multiple capabilities.

Neuprex(TM) (rBPI21) is the first product from the BPI drug development platform to reach clinical trials. Additional BPI-derived products are in preclinical development, including I-PREX(TM), a topical ophthalmic formulation of rBPI21, and Mycoprex(TM), a BPI peptide antifungal product. The company also has considerable experience in developing and testing products, including monoclonal antibodies, for inflammatory diseases and immunological disorders. A humanized monoclonal antibody produce, hu1124, is currently in development with Genentech as a treatment for psoriasis and organ transplant rejection.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ materially from the company's expectations. In addition to matters described in the press release, results of pending or future clinical trials, actions by the U.S. Food and Drug Administration, changes in the status of the company's collaborative relationships, and future actions by the U.S. Patent and Trademark Office, as well as the risk factors listed from time to time in the Company's SEC reports (including but not limited to its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and its Annual Report on Form 10-K for the year ended December 31, 1996) may affect the actual results achieved by the company. These forward-looking statements represent the company's judgment as of the date of this release.



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                    Consolidated Financial Statements Follow

                                XOMA CORPORATION
                            CONDENSED BALANCE SHEETS
                                 (in thousands)


                                                                        June 30          December 31
                                                                          1997              1996

Assets:
     Cash and cash equivalents                                          $   183             $ 1,213
     Short-Term investments                                              31,228              45,447
     Notes, interest and other receivables                                  883               1,123
     Other current assets                                                   314                 219
                                                                        -------             -------
         Total current assets                                            32,608              48,002

     Property and equipment                                              29,610              29,191
     Accumulated depreciation                                           (24,926)            (24,093)
     Assets held for sale                                                 4,442               4,442
     Other assets                                                           133                 133
                                                                        -------             -------
                                                                        $41,867             $57,675
                                                                        =======             =======

Liabilities and Stockholders' Equity
     Accounts payable                                                   $ 1,176             $ 1,778
     Other current liabilities                                            7,593               6,901
                                                                          -----               -----
         Total current liabilities                                        8,769               8,679
                                                                          -----               -----

Non-current Liabilities
     Convertible debentures                                              14,273              13,545
     Other non-current liabilities                                          432                 703
                                                                        -------             -------
         Total non-current liabilities                                   14,705              14,248
                                                                         ------              ------

     Stockholder's equity                                                18,393              34,748
                                                                         ------              ------

                                                                        $41,867             $57,675
                                                                        =======             =======

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

                                XOMA CORPORATION

                       CONDENSED STATEMENTS OF OPERATIONS
                      (in thousands except per share data)


                                                        Three Months Ended               Six Months Ended
                                                              June 30                         June 30

                                                         1997             1996              1997             1996
                                                         ----             ----              ----             ----
Revenues:
     License and other revenue                          $ 281           $3,005              $938           $3,005
     Product sales and royalties                           12               13                29               30
                                                         -----          ------              ----           ------
                                                          293            3,018               967            3,035
                                                         ----            -----               ---           ------

Expenses:
     Research and development                           7,776            6,625            15,246           12,610
     General and administrative                         1,449            1,756             3,027            3,020
                                                        -----            -----            ------           ------
                                                        9,225            8,381            18,273           15,630
                                                        -----            -----            ------           ------

Loss from Operations                                   (8,932)          (5,363)          (17,306)         (12,595)

Other Income (Expense):
     Investment income                                    530              529             1,122              906
     Other Income (expense)                              (263)            (153)             (495)            (295)
                                                         -----            -----             -----            -----

Net Loss                                              $(8,665)         $(4,987)         $(16,679)        $(11,984)
                                                      ========         ========         =========        =========

Net Loss per Common Share                             $ (0.22)         $ (0.16)         $  (0.42)        $  (0.40)
Weighted average common
     shares outstanding                                39,672           31,438             39,645           29,808



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